SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 29, 2005
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period: N/A
Commission File Number 1-267
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: ALLEGHENY ENERGY EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ALLEGHENY ENERGY, INC. 800 Cabin Hill Drive Greensburg, Pennsylvania 15601

Allegheny Energy

Employee Stock Ownership and Savings Plan

TABLE OF CONTENTS

		Page No.
Signatures		3

Report of Independent Registered Public Accounting Firm		5
Financial Statements:
Statements of Net Assets Available for Benefits as of December 29, 2005 and 2004		6

Statement of Changes in Net Assets Available for Benefits for the Fiscal Year Ended December 29, 2005		7

Notes to Financial Statements		8
Supplemental Schedule:
Schedule H, Line 4(i): Schedule of Assets (Held at End of Year)		14

Exhibits:
Exhibit 23 –	Consent of Independent Registered Public Accounting Firm	15

Note:

Other schedules required by Section 2520.103-10 of the Department of Labor’s
Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Allegheny Energy Employee Stock Ownership and Savings Plan

Date: June 9, 2006	/s/ JEFFREY D. SERKES
Jeffrey D. Serkes Senior Vice President and Chief Financial Officer Allegheny Energy, Inc.

ALLEGHENY ENERGY

EMPLOYEE STOCK OWNERSHIP AND

SAVINGS PLAN

Financial Statements

For the Fiscal Years ended

December 29, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Allegheny Energy Employee Stock Ownership and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Allegheny Energy Employee Stock Ownership and Savings Plan (the “Plan”) at December 29, 2005 and 2004, and the changes in net assets available for benefits for the fiscal year ended December 29, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP /s/ PricewaterhouseCoopers LLP Pittsburgh, Pennsylvania June 9, 2006

Allegheny Energy Employee Stock Ownership and Savings Plan Statements of Net Assets Available for Benefits As of December 29, 2005 and 2004 ($000’s)
	December 29, 2005	December 29, 2004
ASSETS

Cash and cash equivalents	$ 550	$ 188
Investments at fair value (Notes 2, 3, and 4)	631,638	535,289
Total assets	632,188	535,477

LIABILITIES

Accrued expenses	-	4
Net assets available for benefits	$632,188	$535,473

The accompanying notes are an integral part of these financial statements.

Allegheny Energy Employee Stock Ownership and Savings Plan Statement of Changes in Net Assets Available for Benefits For the Fiscal Year Ended December 29, 2005 ($000’s)

ADDITIONS
Additions to net assets attributed to: Investment income: (Notes 2, 3, and 4)
Net appreciation in fair value of investments	$ 95,687
Dividend and interest income	9,676

Contributions: (Note 1)
Employer	7,755
Participants	24,739

Total additions		137,857

DEDUCTIONS
Deductions from net assets attributed to: (Notes 1 and 2)
Benefits paid to participants	41,113
Loan administration fees paid from participants accounts	29

Total deductions		41,142

Net increase		96,715

Net assets available for benefits:
Beginning of period		535,473
End of period		$ 632,188

The accompanying notes are an integral part of these financial statements.

Allegheny Energy Employee Stock Ownership and Savings Plan Notes to Financial Statements December 29, 2005 and 2004
NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Allegheny Energy Employee Stock Ownership and Savings Plan (the “Plan”) is intended to give a general summary of its principal provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

GENERAL:

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has two segments: a savings segment and a stock ownership segment. The savings segment entitles participants to make pre-tax and after-tax contributions from their eligible earnings with additional matching contributions as described below provided directly by Allegheny Energy Service Corporation (“AESC”), the Plan sponsor and a wholly owned subsidiary of Allegheny Energy, Inc. (“Allegheny” or “Company”). The AESC contributions are subsequently reimbursed to AESC by its affiliates for which it provides staffing services. The employee stock ownership segment of the Plan enabled employees to become beneficial owners of the common stock of Allegheny.

PARTICIPATION:

All full-time employees of AESC not represented by a collective bargaining unit are eligible to participate in the Plan. Part-time and temporary employees are eligible to participate if they are scheduled to work at least 1,000 hours in a year.

Employees represented by a collective bargaining unit that has entered into a written agreement with AESC that provides for participation in the Plan are also eligible to participate.
CONTRIBUTIONS:

The Plan allows each participating employee to contribute through payroll deductions from 2% to 15% of their pre-tax earnings to any investment option within the Plan. Effective August 1, 2005, the pre-tax deferral limit increased from 12% to 15%. Under Federal law, the maximum contribution from pre-tax earnings was $14,000 for 2005 and $13,000 for 2004. Beginning January 1, 2002, participants who have attained age 50 before the close of the plan year are eligible to make additional pre-tax catch-up contributions. An individual’s total catch-up contributions during 2005 cannot exceed $4,000. This limit increases by $1,000 each year until it reaches $5,000 in 2006. After 2006, the limit will be indexed for inflation. AESC makes a matching contribution of 50% of the first 6% of pre-tax earnings contributed by a participant. Participants can also elect after-tax contributions up to 6% of their compensation in 1% increments. AESC does not match after-tax contributions.

Participant pre-tax and post-tax contributions are paid directly to the Plan’s trustee two to three business days after payroll is paid. AESC’s matching contribution is made to the trustee on a quarterly basis and can be made in cash, Allegheny common stock, or both. In 2005, AESC’s contributions were made in Allegheny common stock. In 2004, AESC’s contributions were made in a combination of cash and Allegheny common stock. When AESC’s contribution is made in cash, cash is used to purchase Allegheny common stock which is valued at the average of all shares of common stock purchased on the open market during a two day period at the end of a quarter, excluding any related fees or commissions, which are paid for by AESC. When AESC’s contribution is made in Allegheny common stock, the Allegheny common stock is valued at the average of the daily high and low prices for the ten (10) consecutive trading days immediately preceding the date of transfer to the Trustee.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements

December 29, 2005 and 2004

ALLEGHENY COMMON STOCK:

Effective December 30, 2001, participants have the option to have any dividend payable, with respect to Allegheny common stock held on the record date for such dividend, to be credited to the participant’s account or to be paid in cash directly to the participant. In connection with this, the Plan converted the Allegheny common stock in the savings segment of the Plan into an Employee Stock Ownership and Savings Plan (“ESOSP”) as defined under Internal Revenue Code Section 4975(e)(7).

The Plan has been amended so that effective July 1, 2002, all participants have the option of either continuing to hold Allegheny common stock credited to their account through employer match or pre-1987 ESOSP shares, or selling any or all of those shares and reinvesting in other investment options in the Plan.

ALLOCATION:

Company contributions to the employee stock ownership segment of the Plan ceased with the Plan year 1986. Investment earnings are allocated to members based on their cumulative share allocation. The contributions to the savings segment of the Plan are allocated based on the investment elections made by each participant. Dividend and interest income, as well as capital gains distributions are allocated based upon the ratio of each participant’s investment in any selected fund to the total investment of all participants in such fund.

VESTING:

Participants are immediately fully vested in all participant contributions and earnings attributable to such contributions. Participants are fully vested in AESC’s contribution after 12 months of service.

FORFEITURES:

Any participant who terminates employment with AESC will forfeit the non-vested portion of his/her account. Such forfeitures will be applied to reduce contributions made by AESC to the ESOSP or, starting January 1, 2006, to offset reasonable expenses of the Plan. A forfeiture will occur at the earlier of the date the participant has received a distribution from the Plan or after five consecutive one year breaks in service. At December 29, 2005 and 2004, forfeited nonvested accounts totaled $47,190 and $27,500, respectively.

PARTICIPANT LOANS:

An employee who has participated in the savings segment for at least one year may borrow against his or her account balance subject to the provisions described in the Plan. The principal amount of an employee’s loan may not exceed the lesser of 50% of the pre-tax contributions and rollover account balance or $50,000, reduced by the difference between the highest outstanding loan balance during the preceding 12-month period and the outstanding loan balance on the date the new loan is to be made.

The interest rate of each loan is set at a rate 1% above the prime rate published in The Wall Street Journal on the effective date of the loan. Currently, the interest rates on outstanding loans are between 5% and 11.5%. Interest payments are deposited into the employee’s account and are shown in the dividend and interest income line on the Statement of Changes in Net Assets Available for Benefits.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements

December 29, 2005 and 2004

PAYMENT OF BENEFITS:

Shares allocated to a participant’s account under the employee stock ownership segment of the Plan will be distributed to the participant or the participant’s designated beneficiary in a lump-sum payment upon termination of employment, retirement, or death or upon the election to receive the distribution of a deferred account.

A participant’s account in the savings segment of the Plan will be distributed to the participant or the participant’s designated beneficiary in a lump-sum payment either upon election to receive distribution of a deferred account or, unless deferral has been elected, upon termination of employment, retirement, or death. The participant may elect to make a withdrawal of post-tax contributions and earnings at any time. A withdrawal of an active participant’s pre-tax contribution can be made, provided that (1) the participant first withdraws all amounts in the post-tax account and (2) the withdrawal is based on an immediate financial need created by hardship.

A participant, who retires or whose employment is terminated (other than as a result of his or her death) prior to attaining age 55 and whose total account balance is $1,000 ($5,000 for the period prior to March 28, 2005) or more (excluding rollover contributions), may elect to defer receipt of his/her distribution until any time after he or she attains age 55. A participant who defers retirement and attains age 70 1/2 will receive a distribution from the Plan no later than April 1 of the calendar year following the calendar year in which he or she attains age 70 1/2, or April 1 of the calendar year following termination of employment, if later.

Benefits are recorded when paid.

ADMINISTRATION:

The Plan is administered by the Employee Benefits Committee, which is appointed by AESC’s Chief Executive Officer. Plan assets are held in trust under an arrangement with T. Rowe Price Trust Company (Trustee) and the record keeping with respect to individual participant accounts is maintained by T. Rowe Price Retirement Plan Services, Inc., (both wholly-owned subsidiaries of T. Rowe Price Associates, Inc.) based on information furnished by AESC and the participants. The investments of the plan are managed by the Investment Committee (Fiduciary), which is appointed by AESC’s Chief Executive Officer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

GENERAL:

The Plan’s financial statements are presented on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION:
The investments are stated at fair market value based on quoted market prices at the close of the Plan year. Participant loans are valued at cost, which approximates fair market value. Cash and cash equivalents represent amounts in a settlement account for subsequent purchases or for sales not settled at year-end. Security transactions are accounted for on the trade date basis; dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements

December 29, 2005 and 2004

USE OF ESTIMATES:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

PARTY IN INTEREST:
The Plan invests in certain funds managed by the Trustee and the common stock of the Company. The income of the Plan is derived from these funds and the common stock of the Company; therefore, these transactions qualify as party-in-interest transactions under ERISA.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in participant directed funds. These funds consist of assets held primarily in mutual funds and Allegheny common stock, with the underlying assets consisting of any combination of stocks, bonds, or fixed income securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

ADMINISTRATIVE EXPENSES:

Substantially all administrative expenses of the Plan are paid by AESC. Any remaining administrative expenses paid by the Plan are recorded on the accrual basis of accounting.

NOTE 3 - INVESTMENT OPTIONS

Plan participants are able to invest in any combination of Allegheny common stock and eleven investment options offered by T. Rowe Price Investment Company. Participants are able to have payroll-deducted salary deferrals invested and are able to voluntarily move their salary deferrals and company contributions in to and out of the Allegheny common stock and the other eleven investment options. The Company has put in place restrictions on the purchase or sale of Allegheny common stock consistent with its prohibition against “insider trading.” “Safe harbor” periods have been established during which any transactions in Allegheny common stock by certain employees may be undertaken.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements

December 29, 2005 and 2004

NOTE 4 – INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets (dollar amounts in thousands).
		Fair Value at December 29,

		2005	2004
Allegheny Energy, Inc. common stock, 6,403,129 and 6,882,987 shares, respectively		$202,915	$135,044

T. Rowe Price Funds:
	Blue Chip Growth Fund, 3,083,168 and 3,257,526 shares, respectively	101,282	100,853
	New America Growth Fund, 1,140,100 and 1,092,448 shares, respectively	36,495	36,226
	Summit Cash Reserves Fund, 42,548,682 and 36,607,843 shares, respectively	42,549	36,608
	Spectrum Growth Fund, 1,932,523 and 1,912,277 shares, respectively	35,385	32,222

T. Rowe Price Common Trust:
	Equity Index Trust, 2,235,853 and 2,406,181 shares, respectively	80,468	82,340

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollar amounts in thousands):
Mutual Funds	$10,829
Common Trust	3,945
Allegheny common stock	80,913
Total	$95,687

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements

December 29, 2005 and 2004

NOTE 5 - PLAN TERMINATION

The Board of Directors of AESC reserves the right to amend and terminate the Plan without the consent of any employee, participant, beneficiary, or other person, provided that no such amendment or other modification to the Plan shall make it possible for any part of the Plan’s funds to be used for, or diverted to, purposes other than for the exclusive benefit of participants and beneficiaries under the Plan (other than such part as is required to pay administrative expenses). In the event of plan termination, all participants will become fully vested in their account balances. The Plan is neither subject to nor insured by the Pension Benefit Guaranty Corporation established by ERISA.

NOTE 6 - TAX STATUS

The Company received a favorable determination letter from the Internal Revenue Service dated December 3, 2003, stating that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”) and remained exempt from federal income tax. The Plan was amended in 2005, subsequent to the receipt of the most recent determination letter. However, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

NOTE 7 – SUBSEQUENT EVENTS

Effective on January 1, 2006, the matching contributions made to the Plan by AESC will be made in cash and invested among the Plan’s available investment options in accordance with the employees’ investment elections. At year end, AESC can make additional contributions on behalf of those members who contribute the maximum amount allowed to ensure they have received the maximum amount of matching contribution.

Beginning June 1, 2006, the Plan’s investment elections will change. The new investment option categories are International Equity, Domestic Equity, Cash Equivalent, Core Fixed Income, Multi-Sector Income, Allegheny Common Stock, and Retirement Date Funds. Some of the individual funds within these categories have changed.

Allegheny Energy Employee Stock Ownership and Savings Plan Plan Number: 002 Employer Identification Number: 13-1993896
Schedule H, Line 4(i): Schedule of Assets (Held at End of Year)
As of December 29, 2005

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value

	Common stock:
*	Allegheny Energy, Inc.	Common Stock	$202,915,167

	Registered investment company:
*	T. Rowe Price	Blue Chip Growth Fund	101,282,062
*	T. Rowe Price	Equity Index Trust	80,468,350
*	T. Rowe Price	Summit Cash Reserves Fund	42,548,682
*	T. Rowe Price	New America Growth Fund	36,494,587
*	T. Rowe Price	Spectrum Growth Fund	35,384,503
*	T. Rowe Price	New Income Fund	27,860,567
*	T. Rowe Price	Small-Cap Stock Fund	27,613,857
*	T. Rowe Price	International Stock Fund	25,522,919
*	T. Rowe Price	Science & Technology Fund	10,668,176
*	T. Rowe Price	Spectrum Income Fund	14,146,955
*	T. Rowe Price	Equity Income Fund	13,458,165
	Subtotal		618,363,990

*	Participant Loans (5.0% to 11.5%)		13,273,470

	Uninvested Cash and Cash Equivalents		550,345
	Total investments		$632,187,805

*	Represents a party-in-interest for which a statutory exemption exists.

EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-113660) of Allegheny Energy, Inc. of our report dated June 9, 2006 relating to the financial statements of Allegheny Energy Employee Stock Ownership and Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 9, 2006